Exhibit 77Q.2.

Based solely on the Fund’s review of the copies of Section 16(a) forms received, the amendments thereto, and certain written representations related thereto, the Fund believes that Mr. Korman and Mr. McFarland did not timely file one Form 4 each due to an administrative error.